
03026499


RECEIVED
JUL 0 2 2003
187
SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation	0000888874
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, June 27, 2003, Series 2003-A2	333-48481
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2003

NOMURA ASSET ACCEPTANCE CORPORATION

By: 
Name: Jay Gracin
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corp.
Mortgage Pass-Through Certificates,
Series 2003-A2

\$50,790,000 (± 10%)
(Approximate)

Computational Materials
June 25, 2003

Public Offering

NOMURA

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

The attached tables and other statistical analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("Nomura") and not by Nomura Asset Acceptance Corp. ("NAAC") or any of its other affiliates. NAAC has not prepared or taken part in the preparation of these materials. None of Nomura, NAAC or any of their respective affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement for the securities (collectively, the "Offering Documents"). The information herein is being provided for informational use solely in connection with the consideration of the purchase of the related securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including the collateral tables which follow, is based only on a statistical sample of Mortgage Loans (the "Statistical Pool") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Final Pool"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although Nomura believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying Mortgage Loans and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the Final Pool and the Statistical Pool. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

The Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the Offering Documents relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. The Offering Documents may be obtained by contacting your Nomura account representative.

Please be advised that mortgage pass-through backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Certain classes of the offered certificates will be offered by the Underwriter at varying prices to be determined at the time of sale.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

The Structure:

Class	Approximate [5] Principal Balance		Percentage of Principal	Anticipated [1] Rating	Initial Pass-Through Rate	Approximate [2] Average Life	Principal [2] Window	Approximate [2] Expected Maturity
A1 [4]	$	144,582,000	61.42%	AAA	7.737% [3]	2.4	1-91	2/11
A2	$	35,241,000	14.97%	AAA	TBD	0.9	1-24	7/05
A3	$	15,549,000	6.61%	AAA	TBD	2.9	24-50	9/07
A IO 1 [4]		TBD	TBD	AAA	TBD			
M [4]		TBD	TBD	AA	TBD			
B1 [4]		TBD	TBD	A	TBD			
B2 [4]		TBD	TBD	BBB	TBD			
B3 [4]		TBD	TBD	BB	TBD			
B4 [4]		TBD	TBD	B	TBD			
B5 [4]		TBD	TBD	UR	TBD			
A IO 2 [4]		TBD	TBD	AAA	TBD			

(1) Expected Ratings are from a minimum of two out of the three top tier rating agencies.
(2) Assuming payment based on 24% "HEP", as defined herein, to maturity for A1, 35 % "HEP" for A2 and A3 to maturity.
(3) Net WAC: Gross coupon minus servicing fee, trustee fee and all other fees.
(4) The Class A1, Class A IO 1, Class M, Class B1, Class B2, Class B3, Class B4, Class B5, and Class A IO 2 Certificates are not being offered hereby. The remaining classes of certificates are referred to herein as the "Offered Certificates".
(5) Subject to a permitted variance of plus or minus 10%.

Features of the Transaction:

- Credit support for the transaction is a senior/subordinated shifting interest structure which provides for 100% of the prepayments collected on the mortgage loans in the related loan group during the first five years following the Closing Date to be distributed to the Class A1, Class A2 and Class A3 Certificates (the "Senior Certificates" or "Class A Certificates"), as applicable, unless such classes have been paid in full prior to the end of such five-year period. After such five-year period, a certain percentage of such prepayments shall be paid to the Class M, Class B1, Class B2, Class B3, Class B4 and Class B5 Certificates.
- The Mortgage Loans were originated by various sellers pursuant to their respective "Alt-A" Underwriting Guidelines.
- Collateral consists of fixed-rate, closed-end loans secured by first lien mortgages or deeds of trust on residential one-to-four family properties.
- Expected credit enhancement to be approximately 16% (+/-1%).
- Approximately 34.15% of Group 2 loans have prepayment penalties attached.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Overview:

The mortgage loans are expected to have the following approximate characteristics based on the scheduled principal balances of the loans as of June 1, 2003:

	Total	**Group 1**	**Group 2**
Cut-off Date Principal Balance	$235,388,499	$174,195,217	$61,193,282
Number of Mortgage Loans	1,420	1,257	163
Average Principal Balance:	$165,767	$138,580	$375,419
Weighted-Average Coupon:	8.188%	8.252%	8.007%
Servicing Fee (including other fees):	51.50 bps	51.50 bps	51.50 bps
Weighted-Average Net Coupon:	7.673%	7.737%	7.492%
Weighted-Average Remaining Term:	353	353	351
Range of Remaining Scheduled Terms to Maturity:	132-359	245-359	132-359
Weighted-Average Seasoning:	7	6	7
Range of Original Loan-to-Value Ratios:	≤50.00%-100%	13.98-100%	24.7%-100%
Weighted-Average Original Loan-to-Value Ratio:	84.05%	86.89%	75.94%
Geographic Concentration of Mortgaged Properties Securing Loans in Excess of 5.00% of the Aggregate Principal Balance:	NJ: 15.96% FL: 12.93% MA: 11.31% NY: 10.99% CA: 7.06% PA: 5.94%	NJ: 16.00% FL: 11.89% MA: 11.10% NY: 8.02% PA: 6.54% CA: 5.07%	NY: 19.46% FL: 15.90% NJ: 15.84% CA: 12.71% MA: 11.92%
Fixed-Rate Loans (Non-Balloon)	100%	100%	100%
Loans with Prepayment Penalties (% by Scheduled Principal Balances):	27.45%	25.10%	34.15%
Weighted-Average Remaining Prepay Penalty Term (in months):	25	22	31

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Transaction Overview:

• **Depositor:**	Nomura Asset Acceptance Corp. ("NAAC")
• **Underwriter:**	Nomura Securities International, Inc.
• **Seller:**	Nomura Credit & Capital, Inc. ("NCCI")
• **Servicer:**	At closing, Option One Mortgage Corporation will service the portfolio. NAAC will retain the right to appoint a successor servicer meeting parameters more fully described in the final Offering Documents.
• **Special Servicer:**	NAAC and/or its assignee will reserve the right to appoint a special servicer.
• **Trustee:**	JPMorgan Chase Bank
• **Custodian:**	JPMorgan Chase Bank
• **Type of Offering:**	The offered certificates will be publicly offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
• **Interest Accrual:**	Prior calendar month, 30/360 day count.
• **Compensating Interest:**	Yes, but limited in any month to the related aggregate monthly servicing fee.
• **Clean Up Call:**	5% of the principal balance of the Mortgage Loans as of the Cut-off Date (the "Cut-off Date Principal Balance"). NCCI may retain the right to buy out delinquent loans from the pool.
• **ERISA Eligible:**	The Offered Certificates are expected to be ERISA eligible.
• **SMMEA Eligible:**	The Offered Certificates are expected to be SMMEA eligible.
• **Structure:**	Senior/subordinated, shifting interest with the full amount of all prepayments received during the first five years applied to reduce the principal balances of the Class A Certificates, but no portion of such prepayments being distributed to the Class M, Class B1, Class B2, Class B3, Class B4 and Class B5 Certificates during the first five years unless the aggregate principal balance of the Class A Certificates has been reduced to zero.
• **Tax Treatment:**	Offered Certificates are expected to be REMIC regular interests.
• **Rating Agency:**	Minimum of two out of the three top tier rating agencies.
• **Minimum Denomination:**	$1,000
• **Delivery**	Depository Trust Company, Euroclear and/or Cedel to the extent provided for in the final Offering Documents.
• **Cut-off Date**	July 1, 2003
• **Expected Settlement:**	July 30, 2003
• **First Distribution Date:**	August 25, 2003
• **Distribution Date:**	25th or next business day

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

- The Class A1, Class A2 and Class A3 certificates are expected to be rated AAA. The Class M, Class B1, Class B2, Class B3 and Class B4 Certificates are expected to be rated AA, A, BBB, BB and B, respectively, by, at a minimum, two of the three top tier rating agencies. Class B5 certificates will not be rated.

- Credit support for the transaction is provided through a senior/subordinated, shifting interest structure. The Class M, Class B1, Class B2, Class B3, Class B4 and Class B5 Certificates (collectively, the "Subordinate Certificates") will be subordinate in right to receive payments and, therefore, provide credit protection to the Senior Certificates. In addition, for at least the first five years after the Closing Date, all principal prepayments will be used to pay down the Senior Certificates, increasing the relative proportion of Subordinate Certificates and thereby increasing the credit support available to the Senior Certificates.

- The trust will be comprised of 1420 fixed-rate, closed-end loans secured by first lien mortgages or deeds of trust on one-to-four family residential properties ("Mortgage Loans").

- No Mortgage Loan will be delinquent more than 30 days as of the cut-off date.

- The Mortgage Loans will be divided into two loan Groups. Distributions with respect to the Class A1 Certificates will be made primarily from collections on the Group 1 Mortgage Loans. Distributions with respect to the Class A2 and A3 Certificates will be paid sequentially from collections on the Group 2 Mortgage Loans.

- The seller will make certain loan-level representations and warranties regarding the Mortgage Loans as of the Closing Date. In addition, Option One Mortgage Corporation (Option One) will make certain representations and warranties as of the Closing Date with respect to the servicing of the Mortgage Loans being assigned to the Trust.

- Prepayments on loans are commonly measured relative to a prepayment standard or model. The assumption used in these Computational Materials to describe prepayments on the Mortgage Loans in each loan group is the Home Equity Prepayment assumption, or HEP, which has an assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans. HEP assumes a constant prepayment rate or CPR of one-tenth of the assumed prepayment rate per annum of the then outstanding principal balance of those mortgage loans in the first month of the life of the mortgage loans and an additional one-tenth of the assumed rate per annum in each month thereafter until the tenth month. Beginning in the tenth month and in each month thereafter during the life of the mortgage loans, HEP assumes the constant prepayment rate, (CPR), per annum each month. The offered certificates corresponding to the Group 1 loans assumes a 24% HEP, which corresponds to 2.4% the first month, 4.8% the second, and 24% the 10th month and thereafter. The offered certificates corresponding to the Group 2 loans assumes a 35% HEP, which corresponds to 3.5% the first month, 7.0% the second, and 35% the 10th month and thereafter. HEP does not purport to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of mortgage loans, including the Group 1 and Group 2 loans. No representation is made that either Group 1 or Group 2 loans will prepay at that or any other rate.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Price/Yield Table – Class A2[1]:

Price/Yield	HEP							
Prepay Group 1	0	8	16	24	32	40	48	56
Prepay Group 2	0	15	25	35	40	45	55	60
99-16	1.97	2.12	2.23	2.36	2.43	2.51	2.67	2.76
99-20	1.96	2.06	2.14	2.22	2.27	2.32	2.43	2.48
99-24	1.95	2.00	2.04	2.08	2.10	2.13	2.18	2.21
99-28	1.94	1.94	1.94	1.94	1.94	1.94	1.93	1.93
100-00	1.93	1.88	1.84	1.80	1.77	1.75	1.69	1.66
100-04	1.92	1.82	1.74	1.65	1.61	1.56	1.45	1.38
100-08	1.91	1.77	1.65	1.51	1.44	1.37	1.20	1.11
100-12	1.91	1.71	1.55	1.37	1.28	1.18	0.96	0.84
100-16	1.90	1.65	1.45	1.23	1.12	0.99	0.72	0.57

DEC Table – Class A2[1][2]:

Distribution Date	HEP							
Prepay Group 1	0	8	16	24	32	40	48	56
Prepay Group 2	0	15	25	35	40	45	55	60
July 30, 2003	100	100	100	100	100	100	100	100
July 25, 2004	99	74	57	40	32	23	6	0
July 25, 2005	97	51	24	0	0	0	0	0
July 25, 2006	96	31	0	0	0	0	0	0
July 25, 2007	94	15	0	0	0	0	0	0
July 25, 2008	92	1	0	0	0	0	0	0
July 25, 2009	90	0	0	0	0	0	0	0
July 25, 2010	88	0	0	0	0	0	0	0
July 25, 2011	86	0	0	0	0	0	0	0
July 25, 2012	84	0	0	0	0	0	0	0
July 25, 2013	81	0	0	0	0	0	0	0
July 25, 2014	78	0	0	0	0	0	0	0
July 25, 2015	75	0	0	0	0	0	0	0
July 25, 2016	72	0	0	0	0	0	0	0
July 25, 2017	68	0	0	0	0	0	0	0
July 25, 2018	64	0	0	0	0	0	0	0
July 25, 2019	60	0	0	0	0	0	0	0
July 25, 2020	56	0	0	0	0	0	0	0
July 25, 2021	51	0	0	0	0	0	0	0
July 25, 2022	45	0	0	0	0	0	0	0
July 25, 2023	39	0	0	0	0	0	0	0
July 25, 2024	33	0	0	0	0	0	0	0
July 25, 2025	26	0	0	0	0	0	0	0
July 25, 2026	19	0	0	0	0	0	0	0
July 25, 2027	11	0	0	0	0	0	0	0
July 25, 2028	2	0	0	0	0	0	0	0
July 25, 2029	0	0	0	0	0	0	0	0
Weighted Average Life	16.6	2.2	1.3	0.9	0.8	0.7	0.5	0.5
Principal Window	Aug03-Oct28	Aug03-Sep08	Aug03-Jul06	Aug03-Jul05	Aug03-Apr05	Aug03-Jan05	Aug03-Sep04	Aug03-Jul04

(1) Assumes no exercise of 5% clean-up call.

(2) "*" represents less than 1% of the original principal balance.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of HEP described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Securities. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of HEP, notwithstanding the fact that such Mortgage Loans may vary substantially as to Note Rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the Securities will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid on the Securities have not been determined and will be dependent on the characteristics of the Mortgage Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Price/Yield Table – Class A3[1]:

Price/Yield	HEP							
Prepay Group 1	0	8	16	24	32	40	48	56
Prepay Group 2	0	15	25	35	40	45	55	60
99-16	2.90	2.93	2.96	3.00	3.02	3.04	3.09	3.11
99-20	2.90	2.91	2.93	2.95	2.97	2.98	3.01	3.02
99-24	2.89	2.89	2.90	2.91	2.91	2.92	2.92	2.93
99-28	2.88	2.88	2.87	2.86	2.86	2.85	2.84	2.84
100-00	2.88	2.86	2.84	2.82	2.81	2.79	2.76	2.75
100-04	2.87	2.85	2.81	2.77	2.75	2.73	2.68	2.66
100-08	2.86	2.83	2.78	2.73	2.70	2.67	2.61	2.57
100-12	2.86	2.82	2.75	2.68	2.65	2.61	2.53	2.48
100-16	2.85	2.80	2.72	2.64	2.60	2.55	2.45	2.39

DEC Table – Class A3[1][2]:

Distribution Date	HEP							
Prepay Group 1	0	8	16	24	32	40	48	56
Prepay Group 2	0	15	25	35	40	45	55	60
July 30, 2003	100	100	100	100	100	100	100	100
July 25, 2004	100	100	100	100	100	100	100	95
July 25, 2005	100	100	100	100	76	54	15	0
July 25, 2006	100	100	98	41	19	0	0	0
July 25, 2007	100	100	56	4	0	0	0	0
July 25, 2008	100	100	26	0	0	0	0	0
July 25, 2009	100	80	9	0	0	0	0	0
July 25, 2010	100	62	0	0	0	0	0	0
July 25, 2011	100	48	0	0	0	0	0	0
July 25, 2012	100	39	0	0	0	0	0	0
July 25, 2013	100	32	0	0	0	0	0	0
July 25, 2014	100	27	0	0	0	0	0	0
July 25, 2015	100	22	0	0	0	0	0	0
July 25, 2016	100	18	0	0	0	0	0	0
July 25, 2017	100	15	0	0	0	0	0	0
July 25, 2018	100	12	0	0	0	0	0	0
July 25, 2019	100	10	0	0	0	0	0	0
July 25, 2020	100	8	0	0	0	0	0	0
July 25, 2021	100	7	0	0	0	0	0	0
July 25, 2022	100	5	0	0	0	0	0	0
July 25, 2023	100	4	0	0	0	0	0	0
July 25, 2024	100	3	0	0	0	0	0	0
July 25, 2025	100	3	0	0	0	0	0	0
July 25, 2026	100	2	0	0	0	0	0	0
July 25, 2027	100	1	0	0	0	0	0	0
July 25, 2028	100	1	0	0	0	0	0	0
July 25, 2029	83	1	0	0	0	0	0	0
July 25, 1930	60	*	0	0	0	0	0	0
July 25, 1931	35	*	0	0	0	0	0	0
July 25, 1932	10	*	0	0	0	0	0	0
July 25, 1933	0	0	0	0	0	0	0	0
Weighted Average Life	27.4	9.6	4.4	2.9	2.5	2.1	1.6	1.4
Principal Window	Oct28-May33	Sep08-May33	Jul06-May10	Jul05-Sep07	Apr05-Feb07	Jan05-Jul06	Sep04-Nov05	Jul04-Jul05

(1) Assumes no exercise of 5% clean-up call.

(2) "*" represents less than 1% of the original principal balance.

There is no assurance that prepayment of the Mortgage Loans will conform to any of the constant percentages of HEP described in the DEC Tables or any other constant rate, including, but not limited to, the rate used in structuring the Securities. Among other things, the DEC Tables assume that the Mortgage Loans prepay at the indicated constant percentage of HEP, notwithstanding the fact that such Mortgage Loans may vary substantially as to Note Rate and payment terms. Variations in actual prepayment experience for the Mortgage Loans will increase or decrease the percentages of initial principal balances (and weighted average lives) shown in the DEC Tables. There can be no assurance that the Mortgage Loans will have the assumed characteristics, that the purchase prices of the Securities will be as assumed, or that the pre-tax yields to maturity will correspond to any of the pre-tax yields shown herein. The actual prices to be paid on the Securities have not been determined and will be dependent on the characteristics of the Mortgage Pool as ultimately constituted.

The assumed characteristics used to create the above data will be described in the final Offering Documents.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications - Total Pool:

1. Originator

Originator	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
STATEN ISLAND BANK	966	152,532,968	64.80	8.38	668	353	7	157,902	86.37	10.19	74.39
MORTGAGE NETWORK	56	13,714,053	5.83	7.53	696	353	6	244,894	76.64	5.54	88.41
ALTERNA MORTGAGE	73	11,877,373	5.05	7.60	654	357	3	162,704	77.41	10.58	64.02
Other	325	57,264,106	24.33	7.97	660	351	7	176,197	81.01	26.87	82.45
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

2. Principal Balances

Principal Balances	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1 - 25,000	3	68,272	0.03	8.96	685	350	7	22,757	91.59	31.76	0.00
25,001 - 50,000	73	2,945,703	1.25	9.06	679	350	7	40,352	84.60	29.20	27.59
50,001 - 75,000	181	11,375,582	4.83	8.42	672	352	7	62,849	83.77	16.09	37.76
75,001 - 100,000	207	18,047,186	7.67	8.36	665	352	7	87,184	86.56	25.39	63.35
100,001 - 125,000	210	23,648,424	10.05	8.21	668	353	6	112,612	88.14	19.65	75.09
125,001 - 150,000	143	19,578,979	8.32	8.28	676	353	7	136,916	89.54	13.88	81.86
150,001 - 175,000	127	20,584,478	8.74	8.13	679	354	6	162,083	87.10	9.51	76.56
175,001 - 200,000	103	19,189,659	8.15	8.04	670	354	6	186,307	86.31	13.60	77.62
200,001 - 225,000	79	16,765,993	7.12	8.25	658	353	7	212,228	86.41	13.80	80.99
225,001 - 250,000	64	15,297,973	6.50	7.99	661	354	6	239,031	84.20	11.04	75.16
250,001 - 275,000	41	10,628,094	4.52	8.20	671	349	6	259,222	87.94	14.54	77.98
275,001 - 350,000	88	27,027,890	11.48	8.00	671	353	7	307,135	82.93	2.31	85.27
350,001 - 450,000	47	18,328,566	7.79	8.26	647	351	8	389,969	80.95	8.29	89.37
450,001 - 550,000	29	14,299,226	6.07	8.25	663	351	9	493,077	78.15	17.31	100.00
550,001 - 600,000	5	2,853,018	1.21	8.02	698	353	7	570,604	79.09	20.72	100.00
600,001 - 650,000	6	3,832,494	1.63	7.92	683	354	6	638,749	69.03	0.00	67.21
650,001 - 750,000	8	5,731,609	2.43	8.43	644	355	5	716,451	75.46	37.73	74.74
750,001 - 850,000	2	1,625,092	0.69	9.07	663	354	6	812,546	59.14	49.09	49.09
850,001 - 950,000	3	2,592,522	1.10	7.33	665	355	5	864,174	54.99	0.00	33.41
950,001 >=	1	967,738	0.41	7.63	658	350	10	967,738	52.00	0.00	100.00
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

3. Current Rate

Current Rate	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
5.501 - 6.000	5	1,026,310	0.44	5.81	683	358	2	205,262	47.19	0.00	54.02
6.001 - 6.500	12	2,286,592	0.97	6.35	678	357	3	190,549	70.86	15.03	100.00
6.501 - 7.000	29	5,759,319	2.45	6.84	694	356	4	198,597	68.99	0.00	94.61
7.001 - 7.500	164	29,903,800	12.70	7.32	687	355	5	182,340	80.66	15.27	75.23
7.501 - 8.000	438	80,998,085	34.41	7.78	668	353	7	184,927	83.20	18.83	81.15
8.001 - 8.500	300	47,011,939	19.97	8.34	670	353	6	156,706	87.00	10.54	77.61
8.501 - 9.000	254	38,605,592	16.40	8.79	657	350	7	151,991	86.66	13.88	74.87
9.001 - 9.500	115	16,538,002	7.03	9.31	656	351	9	143,809	84.40	8.40	63.85
9.501 - 10.000	89	10,982,449	4.67	9.85	637	351	8	123,398	90.11	8.93	57.28
10.001 - 10.500	5	442,427	0.19	10.40	683	353	7	88,485	90.12	21.90	13.15
10.501 - 11.000	8	1,429,836	0.61	10.90	631	354	6	178,729	89.16	0.00	83.26
11.001 >=	1	404,148	0.17	12.00	650	353	7	404,148	90.00	0.00	100.00
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

4. Credit Scores

Credit Scores	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 500	2	416,164	0.18	7.77	0	355	5	208,082	75.00	12.96	100.00
501 - 520	2	204,485	0.09	7.63	512	353	7	102,243	74.75	100.00	100.00
521 - 540	12	1,678,335	0.71	8.39	533	352	7	139,861	79.50	100.00	94.84
541 - 560	3	511,533	0.22	8.92	545	355	5	170,511	85.77	36.77	100.00
561 - 580	16	1,534,442	0.65	8.18	574	350	8	95,903	90.23	91.97	91.97
581 - 600	96	16,755,602	7.12	8.54	592	353	7	174,538	78.92	26.28	92.68
601 - 620	153	24,256,785	10.31	8.53	611	352	7	158,541	76.98	29.09	87.05
621 - 640	158	32,111,220	13.64	8.21	630	352	8	203,236	83.34	9.98	91.99
641 - 660	187	31,475,297	13.37	8.25	651	352	7	168,317	84.65	5.12	79.49
661 - 680	217	37,190,856	15.80	8.16	670	353	6	171,386	84.91	8.36	73.72
681 - 700	169	26,966,721	11.46	8.07	690	353	6	159,566	87.26	11.87	68.85
701 - 720	125	18,282,117	7.77	8.10	710	353	6	146,257	86.40	13.63	55.85
721 - 740	122	19,367,005	8.23	7.98	731	351	6	158,746	86.67	7.85	71.71
741 - 760	82	13,011,152	5.53	7.93	751	354	6	158,673	85.69	14.72	60.11
761 - 780	49	7,675,744	3.26	7.91	767	354	6	156,648	89.16	4.46	59.79
781 - 800	25	3,487,353	1.48	7.84	788	353	6	139,494	83.26	15.72	63.69
801 - 820	2	463,686	0.20	7.37	806	350	10	231,843	69.03	0.00	78.61
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

5. Lien Status

Lien Status	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1	1420	235,388,499	100.00	8.19	667	353	7	165,767	84.05	14.00	76.65
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

6. Original LTV

Original LTV	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 50.000	35	6,353,084	2.70	7.42	660	353	6	181,517	42.54	1.84	62.06
50.001 - 55.000	14	5,322,281	2.26	7.93	659	353	7	380,163	52.78	0.00	69.44
55.001 - 60.000	24	4,794,144	2.04	7.93	661	352	7	199,756	58.43	22.18	63.57
60.001 - 65.000	23	5,690,976	2.42	7.85	649	350	8	247,434	63.21	24.04	76.56
65.001 - 70.000	34	7,390,776	3.14	7.80	648	353	7	217,376	68.57	23.77	82.04
70.001 - 75.000	66	12,510,645	5.31	7.90	635	354	6	189,555	74.16	13.23	66.10
75.001 - 80.000	347	66,322,649	28.18	8.00	664	352	7	191,132	79.63	13.64	66.76
80.001 - 85.000	51	6,210,666	2.64	8.39	655	352	8	121,778	84.84	29.82	53.94
85.001 - 90.000	297	43,511,192	18.48	8.67	661	352	7	146,502	89.64	17.17	69.63
90.001 - 95.000	349	52,789,820	22.43	8.35	679	352	7	151,260	94.87	9.16	92.65
95.001 - 100.000	180	24,492,265	10.41	8.08	696	355	5	136,068	99.66	15.42	98.83
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

7. Combined LTV

Combined LTV	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Not Applicable	1315	214,373,835	91.07	8.22	666	353	7	163,022	84.70	14.36	76.60
60.001 - 65.000	1	866,064	0.37	7.25	670	356	4	866,064	54.30	0.00	100.00
65.001 - 70.000	2	814,119	0.35	7.69	651	342	9	407,060	56.77	0.00	100.00
75.001 - 80.000	2	339,231	0.14	7.54	655	349	11	169,615	62.30	0.00	70.76
80.001 - 85.000	4	1,104,772	0.47	7.51	653	354	7	276,193	77.71	0.00	83.44
85.001 - 90.000	17	4,862,466	2.07	7.94	682	339	9	286,027	79.68	1.63	85.63
90.001 - 95.000	24	4,279,014	1.82	8.16	686	352	8	178,292	79.64	12.21	50.03
95.001 - 100.000	55	8,748,998	3.72	7.84	674	355	5	159,073	79.73	17.87	80.76
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

8. Silent Second

Silent Second	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
N	1315	214,373,835	91.07	8.22	666	353	7	163,022	84.70	14.36	76.60
Y	105	21,014,664	8.93	7.88	676	350	7	200,140	77.38	10.30	77.15
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

9. Doc Type

Doc Type	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Full (I-A)	230	32,945,379	14.00	8.08	644	352	8	143,241	84.11	100.00	70.67
Alternate	3	418,506	0.18	7.58	708	350	10	139,502	91.64	0.00	32.75
Reduced with VOA (A-SI)	224	37,062,571	15.75	8.03	669	354	6	165,458	83.35	0.00	61.40
No Ratio (A-NI)	150	35,723,515	15.18	7.92	668	352	6	238,157	77.63	0.00	82.04
None (NI-NA)	277	48,025,363	20.40	8.37	677	351	8	173,377	81.19	0.00	78.34
Stated/Stated with Vvoe	536	81,213,165	34.50	8.32	670	353	6	151,517	88.81	0.00	82.88
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

10. Loan Purpose

Loan Purpose	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Purchase	885	139,501,355	59.26	8.29	678	352	7	157,629	89.81	11.77	77.84
Rate/Term Refi	89	15,892,592	6.75	7.75	668	353	6	178,568	77.15	20.75	80.76
Cash Out Equity Refi	446	79,994,552	33.98	8.09	648	353	6	179,360	75.36	16.53	73.75
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

11. Occupancy

Occupancy	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Owner-Occupied	977	180,414,570	76.65	8.13	660	353	7	184,662	85.43	12.90	100.00
Second Home	12	3,307,255	1.41	7.83	688	352	7	275,605	69.89	2.62	0.00
Investor	431	51,666,674	21.95	8.41	691	352	6	119,876	80.10	18.53	0.00
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

12. Property Type

Property Type	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Single Family	883	143,358,845	60.90	8.12	662	353	7	162,354	84.24	13.40	85.54
2-4 Family	298	56,502,396	24.00	8.35	682	353	6	189,605	82.66	14.29	49.84
PUD	126	22,432,720	9.53	8.17	665	351	6	178,037	86.53	11.05	86.60
Condo (<=4)	82	9,832,619	4.18	8.30	668	353	7	119,910	86.79	18.02	80.70
Condo (>=4)	4	669,958	0.28	8.49	667	348	9	167,490	55.83	0.00	14.13
Co-op	7	855,555	0.36	7.90	679	350	10	122,222	69.17	52.95	87.81
Townhouse	1	59,811	0.03	8.25	752	348	12	59,811	94.96	0.00	100.00
Manufactured Housing	16	1,445,408	0.61	8.26	658	353	7	90,338	84.16	55.65	83.13
Unknown	3	231,187	0.10	8.37	506	356	4	77,062	79.74	66.06	66.06
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

13. State

State	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
NJ	191	37,571,948	15.96	8.38	652	353	7	196,712	83.94	13.13	83.89
FL	221	30,434,479	12.93	8.11	668	353	7	137,713	86.62	10.21	84.91
MA	108	26,633,242	11.31	8.02	677	353	7	246,604	76.84	9.67	61.21
NY	97	25,874,993	10.99	8.29	650	352	7	266,753	79.77	17.41	83.17
CA	68	16,608,491	7.06	7.89	680	354	7	244,243	80.97	6.98	80.60
PA	128	13,986,975	5.94	8.36	667	349	6	109,273	88.66	11.38	78.19
IL	48	9,267,302	3.94	8.09	687	354	6	193,069	83.80	29.89	74.12
TX	59	7,200,942	3.06	8.56	681	352	7	122,050	93.07	16.75	79.37
NC	58	5,910,278	2.51	8.10	643	354	6	101,901	85.08	25.59	76.18
CT	19	4,748,555	2.02	8.19	667	353	7	249,924	81.58	22.82	73.47
Other	423	57,151,296	24.28	8.16	674	353	7	135,109	86.80	14.87	70.57
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

14. Zip Codes

Zip Codes	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
08226	4	1,582,033	0.67	8.85	684	355	5	395,508	62.86	0.00	47.70
07047	5	1,236,370	0.53	8.17	688	355	6	247,274	88.19	0.00	100.00
01841	5	1,190,678	0.51	8.45	668	355	5	238,136	90.79	20.42	79.58
02465	2	1,181,645	0.50	8.10	639	357	3	590,822	60.90	0.00	46.21
11432	3	1,092,596	0.46	7.79	634	350	10	364,199	76.88	33.12	100.00
19801	16	1,074,293	0.46	8.82	680	352	7	67,143	86.15	0.00	0.00
11370	2	999,797	0.42	7.88	714	349	11	499,899	79.07	0.00	100.00
07087	4	975,497	0.41	8.52	655	352	8	243,874	92.10	0.00	100.00
32963	1	967,738	0.41	7.63	658	350	10	967,738	52.00	0.00	100.00
33071	5	894,464	0.38	7.61	653	352	8	178,893	81.00	36.91	100.00
Other	1373	224,193,387	95.24	8.19	667	353	7	163,287	84.42	14.28	76.72
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

15. Program

Program	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
30FIX	1420	235,388,499	100.00	8.19	667	353	7	165,767	84.05	14.00	76.65
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

16. Months to Maturity

Months to Maturity	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1 - 180	1	258,305	0.11	8.63	723	132	5	258,305	80.00	0.00	0.00
241 - 360	1419	235,130,194	99.89	8.19	667	353	7	165,701	84.05	14.01	76.73
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

17. Prepay Penalty Original Term

Prepay Penalty Original Term	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
0	1052	168,924,728	71.76	8.32	664	352	7	160,575	85.20	16.45	74.37
12	123	28,037,074	11.91	7.81	666	353	6	227,944	74.59	12.24	80.37
30	2	215,983	0.09	9.30	625	349	11	107,991	80.89	0.00	100.00
36	172	27,653,406	11.75	7.97	686	354	6	160,776	87.52	5.65	83.71
60	71	10,557,308	4.49	7.67	676	354	5	148,694	81.70	1.57	84.20
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

18. Prepay Penalty Remaining Term

Prepay Penalty Remaining Term	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 0	1058	170,764,416	72.55	8.32	664	352	7	161,403	84.99	16.27	74.22
1 - 6	46	11,927,280	5.07	8.04	654	351	8	259,289	75.50	24.78	85.36
7 - 12	71	14,270,106	6.06	7.60	678	357	3	200,987	74.87	3.35	78.77
13 - 18	1	128,904	0.05	9.68	638	348	12	128,904	95.00	0.00	100.00
19 - 24	18	2,263,083	0.96	8.45	643	347	13	125,727	83.87	6.60	93.81
25 - 30	61	10,226,009	4.34	7.92	701	352	8	167,639	88.44	13.09	81.48
31 - 36	94	15,251,393	6.48	7.93	682	357	3	162,249	87.29	0.50	83.80
43 - 48	15	1,530,860	0.65	8.34	665	343	13	102,057	89.87	0.00	77.09
49 - 54	12	2,005,193	0.85	8.80	664	353	7	167,099	84.26	2.43	94.11
55 - 60	44	7,021,254	2.98	7.20	683	356	3	159,574	79.18	1.67	82.91
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

Non Zero Weighted Avg: 25
Count: 362

19. Mortgage Insurance Company

Mortgage Insurance Company	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
None	926	159,008,294	67.55	8.12	666	353	6	171,715	79.93	12.24	71.12
Radian	37	5,849,453	2.49	8.21	675	350	8	158,093	91.42	9.33	91.46
GEMIC	10	2,220,744	0.94	9.21	658	356	4	222,074	92.17	25.04	95.16
MGIC	140	22,868,827	9.72	8.24	694	353	7	163,349	92.06	17.08	80.66
PMI	69	6,869,972	2.92	8.20	636	350	9	99,565	94.12	74.86	87.09
RMIC	40	8,395,931	3.57	7.97	657	353	6	209,898	92.57	19.45	98.39
UGRI	6	1,064,272	0.45	7.85	657	350	10	177,379	93.83	23.25	100.00
Triad	192	29,111,006	12.37	8.51	664	351	8	151,620	92.92	4.98	89.68
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

20. Mortgage Insurance Percentage

Mortgage Insurance Percentage	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 0	926	159,008,294	67.55	8.12	666	353	6	171,715	79.93	12.24	71.12
6 - 12	13	2,814,126	1.20	7.86	657	352	9	216,471	84.92	45.72	86.78
13 - 25	181	28,637,057	12.17	8.38	674	352	7	158,216	89.70	20.62	70.95
26 - 30	254	39,923,197	16.96	8.34	673	352	7	157,178	94.66	7.43	99.32
31 >=	46	5,005,825	2.13	8.25	637	350	9	108,822	97.19	66.39	98.15
Total:	**1420**	**235,388,499**	**100.00**	**8.19**	**667**	**353**	**7**	**165,767**	**84.05**	**14.00**	**76.65**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications – Group 1:

1. Originator

Originator	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
STATEN ISLAND BANK	860	116,855,407	67.08	8.42	673	353	7	135,878	88.61	9.56	70.52
MORTGAGE NETWORK	45	9,054,523	5.20	7.38	701	355	5	201,212	78.22	8.40	82.44
ALTERNA MORTGAGE	64	8,710,859	5.00	7.87	649	357	3	136,107	82.95	14.43	66.37
Other	288	39,574,428	22.72	8.03	648	353	7	137,411	84.69	29.61	82.22
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

2. Principal Balances

Principal Balances	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1 - 25,000	3	68,272	0.04	8.96	685	350	7	22,757	91.59	31.76	0.00
25,001 - 50,000	72	2,896,990	1.66	9.07	678	350	7	40,236	84.67	28.01	28.06
50,001 - 75,000	176	11,052,791	6.35	8.45	670	352	7	62,800	83.93	16.56	37.79
75,001 - 100,000	204	17,762,570	10.20	8.37	665	352	7	87,071	86.53	25.79	62.76
100,001 - 125,000	194	21,855,947	12.55	8.26	665	353	7	112,660	89.00	20.73	74.02
125,001 - 150,000	140	19,163,124	11.00	8.30	676	353	7	136,879	89.83	14.19	81.47
150,001 - 175,000	121	19,619,905	11.26	8.18	679	353	6	162,148	87.25	9.98	75.41
175,001 - 200,000	99	18,435,252	10.58	8.05	670	354	6	186,215	86.05	14.15	76.71
200,001 - 225,000	73	15,503,341	8.90	8.30	657	352	7	212,375	86.29	14.93	79.45
225,001 - 250,000	61	14,580,654	8.37	8.08	661	354	6	239,027	85.44	11.59	77.17
250,001 - 275,000	40	10,369,789	5.95	8.19	670	354	6	259,245	88.14	14.90	79.93
275,001 - 350,000	63	18,721,733	10.75	8.07	666	354	6	297,170	85.49	1.60	85.82
350,001 - 450,000	10	3,688,649	2.12	8.74	617	353	6	368,865	85.26	0.00	79.24
450,001 - 550,000	1	476,199	0.27	10.88	663	358	2	476,199	90.00	0.00	100.00
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

3. Current Rate

Current Rate	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
6.001 - 6.500	8	1,760,296	1.01	6.35	672	357	3	220,037	71.18	12.88	100.00
6.501 - 7.000	24	4,731,432	2.72	6.86	689	356	4	197,143	70.31	0.00	100.00
7.001 - 7.500	135	20,771,280	11.92	7.33	692	356	4	153,861	85.09	14.63	75.33
7.501 - 8.000	369	53,246,484	30.57	7.80	664	354	6	144,299	86.97	22.35	76.93
8.001 - 8.500	278	37,856,990	21.73	8.33	671	353	6	136,176	88.20	12.14	74.79
8.501 - 9.000	238	31,905,540	18.32	8.79	663	352	7	134,057	88.47	9.61	72.04
9.001 - 9.500	106	12,629,168	7.25	9.33	660	351	9	119,143	87.41	7.94	61.84
9.501 - 10.000	86	9,421,764	5.41	9.85	638	351	9	109,555	89.89	10.41	50.20
10.001 - 10.500	5	442,427	0.25	10.40	683	353	7	88,485	90.12	21.90	13.15
10.501 - 11.000	8	1,429,836	0.82	10.90	631	354	6	178,729	89.16	0.00	83.26
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

4. Credit Scores

Credit Scores	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 500	2	416,164	0.24	7.77	0	355	5	208,082	75.00	12.96	100.00
501 - 520	2	204,485	0.12	7.63	512	353	7	102,243	74.75	100.00	100.00
521 - 540	11	931,423	0.53	8.10	533	352	8	84,675	81.12	100.00	90.70
541 - 560	3	511,533	0.29	8.92	545	355	5	170,511	85.77	36.77	100.00
561 - 580	16	1,534,442	0.88	8.18	574	350	8	95,903	90.23	91.97	91.97
581 - 600	89	13,735,828	7.89	8.58	592	353	7	154,335	79.87	23.45	91.07
601 - 620	142	18,887,996	10.84	8.50	610	352	7	133,014	78.21	29.84	83.36
621 - 640	125	18,720,337	10.75	8.24	630	352	7	149,763	86.78	8.44	89.97
641 - 660	162	22,440,363	12.88	8.31	651	352	7	138,521	87.37	7.19	76.82
661 - 680	188	26,565,946	15.25	8.35	670	353	6	141,308	90.17	10.48	70.66
681 - 700	154	21,854,115	12.55	8.13	689	354	6	141,910	87.97	12.19	63.14
701 - 720	119	15,936,599	9.15	8.17	709	354	6	133,921	88.42	12.81	55.36
721 - 740	109	14,974,527	8.60	7.98	731	354	6	137,381	90.22	6.80	73.74
741 - 760	70	8,902,189	5.11	8.10	751	355	5	127,174	91.54	12.15	55.98
761 - 780	43	5,780,614	3.32	7.84	768	354	6	134,433	91.79	5.92	62.42
781 - 800	21	2,699,450	1.55	8.03	789	354	6	128,545	90.30	4.96	53.10
801 - 820	1	99,205	0.06	8.25	809	348	12	99,205	52.63	0.00	0.00
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

5. Lien Status

Lien Status	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1	1257	174,195,217	100.00	8.25	667	353	6	138,580	86.89	14.30	73.59
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

6. Original LTV

Original LTV	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 50.000	26	2,968,736	1.70	7.96	648	352	7	114,182	39.48	0.00	76.83
50.001 - 55.000	8	1,681,654	0.97	8.13	638	351	9	210,207	52.87	0.00	66.92
55.001 - 60.000	19	2,709,738	1.56	8.10	637	351	7	142,618	58.82	12.79	61.99
60.001 - 65.000	16	2,507,479	1.44	7.76	617	353	6	156,717	63.69	23.61	83.37
65.001 - 70.000	26	3,419,790	1.96	7.68	637	353	7	131,530	68.87	28.05	61.17
70.001 - 75.000	53	7,058,592	4.05	7.79	610	354	5	133,181	73.84	13.54	64.94
75.001 - 80.000	281	40,940,858	23.50	8.00	662	354	6	145,697	79.58	13.63	52.48
80.001 - 85.000	45	4,168,353	2.39	8.67	652	353	7	92,630	84.76	30.24	31.37
85.001 - 90.000	275	35,858,238	20.59	8.70	662	353	7	130,394	89.62	18.41	63.34
90.001 - 95.000	330	48,758,278	27.99	8.35	680	352	7	147,752	94.87	9.92	92.27
95.001 - 100.000	178	24,123,501	13.85	8.08	696	355	5	135,525	99.66	15.66	98.81
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

7. Combined LTV

Combined LTV	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Not Applicable	1172	161,750,233	92.86	8.29	667	353	6	138,012	87.50	14.09	74.12
75.001 - 80.000	2	339,231	0.19	7.54	655	349	11	169,615	62.30	0.00	70.76
80.001 - 85.000	2	294,753	0.17	7.47	675	354	6	147,377	74.54	0.00	37.94
85.001 - 90.000	9	1,186,181	0.68	7.48	647	355	5	131,798	78.70	6.69	62.85
90.001 - 95.000	20	2,956,874	1.70	8.27	680	353	7	147,844	79.48	17.67	39.38
95.001 - 100.000	52	7,667,945	4.40	7.72	678	355	5	147,460	79.70	19.75	78.68
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

8. Silent Second

Silent Second	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
N	1172	161,750,233	92.86	8.29	667	353	6	138,012	87.50	14.09	74.12
Y	85	12,444,984	7.14	7.82	675	354	6	146,412	78.95	17.01	66.66
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

9. Doc Type

Doc Type	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Full (I-A)	213	24,908,344	14.30	8.09	642	352	7	116,941	86.97	100.00	64.26
Alternate	3	418,506	0.24	7.58	708	350	10	139,502	91.64	0.00	32.75
Reduced with VOA (A-SI)	191	25,620,097	14.71	8.10	670	355	5	134,137	85.88	0.00	59.95
No Ratio (A-NI)	121	21,600,008	12.40	7.81	666	354	6	178,512	80.47	0.00	74.36
None (NI-NA)	232	32,231,004	18.50	8.49	675	352	8	138,927	84.11	0.00	75.15
Stated/Stated with Vvoe	497	69,417,259	39.85	8.40	672	353	6	139,673	90.50	0.00	81.24
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

10. Loan Purpose

Loan Purpose	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Purchase	807	112,207,537	64.41	8.33	678	353	6	139,043	91.48	12.97	74.27
Rate/Term Refi	72	9,149,373	5.25	7.83	652	354	6	127,075	83.88	26.57	83.13
Cash Out Equity Refi	378	52,838,307	30.33	8.17	647	353	6	139,784	77.69	14.99	70.48
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

11. Occupancy

Occupancy	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Owner-Occupied	837	128,185,856	73.59	8.17	659	353	6	153,149	88.61	12.49	100.00
Second Home	8	1,149,320	0.66	8.19	691	352	6	143,665	81.40	7.54	0.00
Investor	412	44,860,041	25.75	8.49	690	353	7	108,884	82.13	19.64	0.00
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

12. Property Type

Property Type	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Single Family	766	98,632,786	56.62	8.18	664	353	6	128,763	88.00	12.18	83.48
2-4 Family	278	47,790,668	27.44	8.40	676	353	6	171,909	84.24	16.89	48.26
PUD	105	15,791,910	9.07	8.28	665	353	7	150,399	90.64	10.38	86.29
Condo (<=4)	77	8,717,934	5.00	8.28	669	352	7	113,220	86.89	20.32	79.06
Condo (>=4)	4	669,958	0.38	8.49	667	348	9	167,490	55.83	0.00	14.13
Co-op	7	855,555	0.49	7.90	679	350	10	122,222	69.17	52.95	87.81
Townhouse	1	59,811	0.03	8.25	752	348	12	59,811	94.96	0.00	100.00
Manufactured Housing	16	1,445,408	0.83	8.26	658	353	7	90,338	84.16	55.65	83.13
Unknown	3	231,187	0.13	8.37	506	356	4	77,062	79.74	66.06	66.06
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

13. State

State	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
NJ	171	27,877,085	16.00	8.36	655	353	6	163,024	86.47	12.91	81.26
FL	174	20,706,687	11.89	8.34	668	352	7	119,004	90.55	12.63	80.93
MA	93	19,339,065	11.10	8.10	677	354	6	207,947	79.53	10.99	54.38
NY	74	13,967,025	8.02	8.46	640	352	7	188,744	83.40	14.68	80.17
PA	120	11,384,581	6.54	8.36	668	353	7	94,872	89.22	9.72	75.47
CA	48	8,828,156	5.07	7.91	694	353	7	183,920	85.54	5.21	78.15
IL	44	7,035,045	4.04	8.28	666	355	5	159,887	89.22	16.85	76.09
TX	58	6,860,284	3.94	8.60	678	352	7	118,281	93.72	17.58	78.35
NC	58	5,910,278	3.39	8.10	643	354	6	101,901	85.08	25.59	76.18
VA	27	3,818,223	2.19	8.17	685	351	8	141,416	91.53	6.81	74.07
Other	390	48,468,789	27.82	8.16	674	354	6	124,279	87.78	18.13	69.14
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

14. Zip Codes

Zip Codes	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
07047	5	1,236,370	0.71	8.17	688	355	6	247,274	88.19	0.00	100.00
01841	5	1,190,678	0.68	8.45	668	355	5	238,136	90.79	20.42	79.58
19801	16	1,074,293	0.62	8.82	680	352	7	67,143	86.15	0.00	0.00
07087	4	975,497	0.56	8.52	655	352	8	243,874	92.10	0.00	100.00
01830	4	874,774	0.50	7.79	674	355	5	218,694	82.28	22.81	17.91
07093	4	819,825	0.47	8.89	668	351	8	204,956	87.44	0.00	76.50
01902	4	790,046	0.45	8.59	651	356	4	197,512	82.25	0.00	63.89
08226	3	754,665	0.43	8.42	634	357	3	251,555	74.90	0.00	100.00
02143	3	752,943	0.43	7.82	700	353	7	250,981	69.48	0.00	61.76
11434	3	749,108	0.43	7.80	667	352	8	249,703	81.51	22.26	39.78
Other	1206	164,977,018	94.71	8.25	667	353	6	136,797	87.03	14.73	74.08
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

15. Program

Program	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
30FIX	1257	174,195,217	100.00	8.25	667	353	6	138,580	86.89	14.30	73.59
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

16. Months to Maturity

Months to Maturity	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
241 - 360	1257	174,195,217	100.00	8.25	667	353	6	138,580	86.89	14.30	73.59
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

17. Prepay Penalty Original Term

Prepay Penalty Original Term	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
0	967	129,492,617	74.34	8.36	663	353	7	133,912	87.73	17.04	70.79
12	106	18,627,576	10.69	7.79	674	354	5	175,732	78.24	11.47	75.13
30	2	215,983	0.12	9.30	625	349	11	107,991	80.89	0.00	100.00
36	164	23,941,424	13.74	8.00	685	355	5	145,984	89.07	2.93	86.89
60	18	1,917,618	1.10	8.23	660	345	12	106,534	87.86	0.00	78.09
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

18. Prepay Penalty Remaining Term

Prepay Penalty Remaining Term	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 0	971	130,468,975	74.90	8.36	663	353	7	134,366	87.59	16.92	70.45
1 - 6	35	6,152,403	3.53	8.12	661	351	8	175,783	80.13	26.98	71.62
7 - 12	67	11,498,814	6.60	7.56	682	357	3	171,624	78.05	4.15	81.24
13 - 18	1	128,904	0.07	9.68	638	348	12	128,904	95.00	0.00	100.00
19 - 24	17	1,915,240	1.10	8.60	639	347	13	112,661	86.96	7.79	92.69
25 - 30	57	8,267,127	4.75	8.01	693	352	8	145,037	91.17	5.75	85.93
31 - 36	91	13,846,136	7.95	7.92	685	357	3	152,155	87.93	0.55	86.74
43 - 48	15	1,530,860	0.88	8.34	665	343	13	102,057	89.87	0.00	77.09
49 - 54	3	386,757	0.22	7.82	639	353	7	128,919	79.93	0.00	82.07
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

Non Zero Weighted Avg: 22
Count: 286

19. Mortgage Insurance Company

Mortgage Insurance Company	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
None	802	109,767,455	63.01	8.21	665	354	6	136,867	83.29	11.74	66.33
Radian	30	3,723,488	2.14	8.40	672	351	8	124,116	92.67	14.65	86.58
GEMIC	10	2,220,744	1.27	9.21	658	356	4	222,074	92.17	25.04	95.16
MGIC	121	17,288,399	9.92	8.22	704	353	7	142,879	92.71	17.56	74.42
PMI	69	6,869,972	3.94	8.20	636	350	9	99,565	94.12	74.86	87.09
RMIC	38	7,451,893	4.28	7.99	659	354	6	196,102	93.30	13.98	98.19
UGRI	5	739,429	0.42	7.84	657	350	10	147,886	93.32	33.47	100.00
Triad	182	26,133,836	15.00	8.46	665	351	8	143,593	93.01	5.54	88.50
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

20. Mortgage Insurance Percentage

Mortgage Insurance Percentage	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 0	802	109,767,455	63.01	8.21	665	354	6	136,867	83.29	11.74	66.33
6 - 12	7	771,813	0.44	8.03	646	353	8	110,259	84.75	90.10	51.79
13 - 25	163	22,286,104	12.79	8.40	676	353	7	136,725	89.70	22.59	62.67
26 - 30	239	36,364,021	20.88	8.31	675	352	8	152,151	94.68	8.16	99.25
31 >=	46	5,005,825	2.87	8.25	637	350	9	108,822	97.19	66.39	98.15
Total:	**1257**	**174,195,217**	**100.00**	**8.25**	**667**	**353**	**6**	**138,580**	**86.89**	**14.30**	**73.59**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications – Group 2:

1. Originator

Originator	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
STATEN ISLAND BANK	106	35,677,561	58.30	8.23	654	353	7	336,581	79.03	12.24	87.08
EQUITY NOW	10	5,701,756	9.32	7.77	664	351	9	570,176	69.42	29.40	87.17
MORTGAGE NETWORK	11	4,659,530	7.61	7.82	687	349	9	423,594	73.57	0.00	100.00
Other	36	15,154,435	24.76	7.64	692	349	7	420,957	71.85	13.16	76.08
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

2. Principal Balances

Principal Balances	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
25,001 - 50,000	1	48,713	0.08	8.63	722	353	7	48,713	80.00	100.00	0.00
50,001 - 75,000	5	322,790	0.53	7.60	721	356	4	64,558	78.26	0.00	36.80
75,001 - 100,000	3	284,616	0.47	7.82	703	354	6	94,872	88.34	0.00	100.00
100,001 - 125,000	16	1,792,477	2.93	7.49	696	355	5	112,030	77.66	6.53	88.11
125,001 - 150,000	3	415,855	0.68	6.96	707	357	3	138,618	76.55	0.00	100.00
150,001 - 175,000	6	964,574	1.58	7.11	679	356	4	160,762	84.12	0.00	100.00
175,001 - 200,000	4	754,407	1.23	7.66	674	358	3	188,602	92.66	0.00	100.00
200,001 - 225,000	6	1,262,652	2.06	7.60	665	356	4	210,442	87.86	0.00	100.00
225,001 - 250,000	3	717,319	1.17	6.26	652	358	2	239,106	59.17	0.00	34.21
250,001 - 275,000	1	258,305	0.42	8.63	723	132	5	258,305	80.00	0.00	0.00
275,001 - 350,000	25	8,306,157	13.57	7.83	682	351	8	332,246	77.16	3.93	84.03
350,001 - 450,000	37	14,639,917	23.92	8.14	654	351	9	395,673	79.86	10.38	91.92
450,001 - 550,000	28	13,823,026	22.59	8.16	663	350	9	493,680	77.74	17.90	100.00
550,001 - 600,000	5	2,853,018	4.66	8.02	698	353	7	570,604	79.09	20.72	100.00
600,001 - 650,000	6	3,832,494	6.26	7.92	683	354	6	638,749	69.03	0.00	67.21
650,001 - 750,000	8	5,731,609	9.37	8.43	644	355	5	716,451	75.46	37.73	74.74
750,001 - 850,000	2	1,625,092	2.66	9.07	663	354	6	812,546	59.14	49.09	49.09
850,001 - 950,000	3	2,592,522	4.24	7.33	665	355	5	864,174	54.99	0.00	33.41
950,001 >=	1	967,738	1.58	7.63	658	350	10	967,738	52.00	0.00	100.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

3. Current Rate

Current Rate	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
5.501 - 6.000	5	1,026,310	1.68	5.81	683	358	2	205,262	47.19	0.00	54.02
6.001 - 6.500	4	526,297	0.86	6.34	702	356	4	131,574	69.80	22.23	100.00
6.501 - 7.000	5	1,027,887	1.68	6.77	719	356	4	205,577	62.95	0.00	69.78
7.001 - 7.500	29	9,132,519	14.92	7.29	675	355	6	314,914	70.57	16.73	75.01
7.501 - 8.000	69	27,751,600	45.35	7.76	677	352	8	402,197	75.95	12.10	89.26
8.001 - 8.500	22	9,154,949	14.96	8.36	665	352	7	416,134	82.03	3.90	89.28
8.501 - 9.000	16	6,700,053	10.95	8.80	625	343	7	418,753	78.04	34.22	88.37
9.001 - 9.500	9	3,908,834	6.39	9.27	645	350	10	434,315	74.68	9.86	70.32
9.501 - 10.000	3	1,560,685	2.55	9.80	629	354	5	520,228	91.44	0.00	100.00
11.001 >=	1	404,148	0.66	12.00	650	353	7	404,148	90.00	0.00	100.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

4. Credit Scores

Credit Scores	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
521 - 540	1	746,913	1.22	8.75	533	353	7	746,913	77.48	100.00	100.00
581 - 600	7	3,019,775	4.93	8.35	591	354	7	431,396	74.60	39.18	100.00
601 - 620	11	5,368,789	8.77	8.65	614	354	6	488,072	72.68	26.42	100.00
621 - 640	33	13,390,883	21.88	8.17	631	352	8	405,784	78.55	12.13	94.82
641 - 660	25	9,034,934	14.76	8.10	652	353	7	361,397	77.91	0.00	86.13
661 - 680	29	10,624,909	17.36	7.69	670	352	6	366,376	71.75	3.07	81.36
681 - 700	15	5,112,606	8.35	7.80	691	351	8	340,840	84.21	10.50	93.24
701 - 720	6	2,345,518	3.83	7.68	711	352	8	390,920	72.66	19.22	59.13
721 - 740	13	4,392,479	7.18	7.97	731	339	9	337,883	74.54	11.43	64.78
741 - 760	12	4,108,962	6.71	7.55	752	353	7	342,414	73.00	20.29	69.06
761 - 780	6	1,895,130	3.10	8.14	765	354	6	315,855	81.13	0.00	51.77
781 - 800	4	787,903	1.29	7.16	785	349	6	196,976	59.14	52.59	100.00
801 - 820	1	364,481	0.60	7.13	805	350	10	364,481	73.50	0.00	100.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

5. Lien Status

Lien Status	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1	163	61,193,282	100.00	8.01	667	351	7	375,419	75.94	13.13	85.35
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

6. Original LTV

Original LTV	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 50.000	9	3,384,348	5.53	6.94	670	354	6	376,039	45.22	3.46	49.10
50.001 - 55.000	6	3,640,627	5.95	7.84	669	353	6	606,771	52.73	0.00	70.60
55.001 - 60.000	5	2,084,406	3.41	7.70	692	354	6	416,881	57.91	34.36	65.62
60.001 - 65.000	7	3,183,498	5.20	7.92	674	348	9	454,785	62.83	24.38	71.19
65.001 - 70.000	8	3,970,986	6.49	7.91	658	353	7	496,373	68.31	20.09	100.00
70.001 - 75.000	13	5,452,053	8.91	8.05	668	352	7	419,389	74.58	12.82	67.60
75.001 - 80.000	66	25,381,792	41.48	8.00	666	350	8	384,573	79.70	13.67	89.79
80.001 - 85.000	6	2,042,313	3.34	7.79	661	351	9	340,386	84.98	28.94	100.00
85.001 - 90.000	22	7,652,953	12.51	8.55	659	352	8	347,862	89.74	11.38	99.10
90.001 - 95.000	19	4,031,542	6.59	8.44	672	354	6	212,186	94.99	0.00	97.25
95.001 - 100.000	2	368,764	0.60	7.97	694	357	4	184,382	100.00	0.00	100.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

7. Combined LTV

Combined LTV	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Not Applicable	143	52,623,602	86.00	8.02	665	353	7	367,997	76.07	15.18	84.21
60.001 - 65.000	1	866,064	1.42	7.25	670	356	4	866,064	54.30	0.00	100.00
65.001 - 70.000	2	814,119	1.33	7.69	651	342	9	407,060	56.77	0.00	100.00
80.001 - 85.000	2	810,019	1.32	7.52	645	353	7	405,009	78.86	0.00	100.00
85.001 - 90.000	8	3,676,285	6.01	8.08	693	334	10	459,536	80.00	0.00	92.97
90.001 - 95.000	4	1,322,140	2.16	7.92	699	350	10	330,535	80.00	0.00	73.85
95.001 - 100.000	3	1,081,053	1.77	8.65	652	358	2	360,351	80.00	4.51	95.49
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

8. Silent Second

Silent Second	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
N	143	52,623,602	86.00	8.02	665	353	7	367,997	76.07	15.18	84.21
Y	20	8,569,679	14.00	7.96	678	344	8	428,484	75.09	0.57	92.38
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

9. Doc Type

Doc Type	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Full (I-A)	17	8,037,035	13.13	8.05	649	352	8	472,767	75.26	100.00	90.48
Reduced with VOA (A-SI)	33	11,442,474	18.70	7.86	667	354	6	346,742	77.68	0.00	64.63
No Ratio (A-NI)	29	14,123,507	23.08	8.07	670	348	7	487,017	73.28	0.00	93.77
None (NI-NA)	45	15,794,359	25.81	8.12	680	350	9	350,986	75.22	0.00	84.84
Stated/Stated with Vvoe	39	11,795,906	19.28	7.89	656	354	6	302,459	78.85	0.00	92.55
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

10. Loan Purpose

Loan Purpose	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Purchase	78	27,293,817	44.60	8.16	677	349	8	349,921	82.98	6.83	92.49
Rate/Term Refi	17	6,743,220	11.02	7.64	691	351	7	396,660	68.03	12.87	77.55
Cash Out Equity Refi	68	27,156,245	44.38	7.94	650	354	6	399,357	70.82	19.53	80.12
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

11. Occupancy

Occupancy	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Owner-Occupied	140	52,228,714	85.35	8.04	661	352	8	373,062	77.64	13.92	100.00
Second Home	4	2,157,935	3.53	7.64	686	353	7	539,484	63.75	0.00	0.00
Investor	19	6,806,633	11.12	7.89	703	347	5	358,244	66.75	11.24	0.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

12. Property Type

Property Type	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
Single Family	117	44,726,060	73.09	7.99	657	352	8	382,274	75.94	16.09	90.07
2-4 Family	20	8,711,728	14.24	8.08	717	353	7	435,586	74.00	0.00	58.53
PUD	21	6,640,810	10.85	7.93	664	345	6	316,229	76.75	12.63	87.33
Condo (<=4)	5	1,114,684	1.82	8.49	662	353	7	222,937	85.96	0.00	93.57
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

13. State

State	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
NY	23	11,907,967	19.46	8.10	662	352	8	517,738	75.51	20.62	86.69
FL	47	9,727,792	15.90	7.61	669	354	6	206,974	78.26	5.06	93.38
NJ	20	9,694,862	15.84	8.43	646	351	8	484,743	76.68	13.76	91.47
CA	20	7,780,335	12.71	7.87	663	354	6	389,017	75.78	8.99	83.37
MA	15	7,294,177	11.92	7.81	676	351	8	486,278	69.72	6.18	79.32
PA	8	2,602,394	4.25	8.39	666	334	6	325,299	86.23	18.65	90.07
IL	4	2,232,257	3.65	7.51	753	352	6	558,064	66.75	70.97	67.90
CT	4	1,943,872	3.18	8.39	660	351	9	485,968	77.06	27.62	81.41
MI	2	837,641	1.37	8.68	642	354	6	418,821	88.09	0.00	100.00
GA	2	829,224	1.36	7.13	689	350	10	414,612	67.24	0.00	100.00
Other	18	6,342,759	10.37	8.12	671	350	9	352,376	77.57	0.00	72.11
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

14. Zip Codes

Zip Codes	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
02465	2	1,181,645	1.93	8.10	639	357	3	590,822	60.90	0.00	46.21
11432	3	1,092,596	1.79	7.79	634	350	10	364,199	76.88	33.12	100.00
11370	2	999,797	1.63	7.88	714	349	11	499,899	79.07	0.00	100.00
32963	1	967,738	1.58	7.63	658	350	10	967,738	52.00	0.00	100.00
02116	1	872,888	1.43	7.13	669	357	3	872,888	47.30	0.00	0.00
02061	1	866,064	1.42	7.25	670	356	4	866,064	54.30	0.00	100.00
11943	1	853,569	1.39	7.63	657	353	7	853,569	63.56	0.00	0.00
08226	1	827,368	1.35	9.25	729	354	6	827,368	51.88	0.00	0.00
11710	1	797,724	1.30	8.88	595	355	5	797,724	66.67	100.00	100.00
11559	1	746,913	1.22	8.75	533	353	7	746,913	77.48	100.00	100.00
Other	149	51,986,978	84.96	8.01	669	351	7	348,906	78.19	11.79	88.89
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

15. Program

Program	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
30FIX	163	61,193,282	100.00	8.01	667	351	7	375,419	75.94	13.13	85.35
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

16. Months to Maturity

Months to Maturity	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
1 - 180	1	258,305	0.42	8.63	723	132	5	258,305	80.00	0.00	0.00
241 - 360	162	60,934,977	99.58	8.01	667	352	7	376,142	75.92	13.19	85.71
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

17. Prepay Penalty Original Term

Prepay Penalty Original Term	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
0	85	39,432,111	64.44	8.17	665	350	8	463,907	76.88	14.49	86.11
12	17	9,409,498	15.38	7.86	652	352	7	553,500	67.35	13.77	90.72
36	8	3,711,982	6.07	7.77	697	354	6	463,998	77.51	23.25	63.17
60	53	8,639,690	14.12	7.54	680	356	4	163,013	80.33	1.92	85.55
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

18. Prepay Penalty Remaining Term

Prepay Penalty Remaining Term	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 0	87	40,295,441	65.85	8.16	664	350	8	463,166	76.60	14.18	86.41
1 - 6	11	5,774,877	9.44	7.97	646	350	9	524,989	70.58	22.43	100.00
7 - 12	4	2,771,292	4.53	7.73	662	357	3	692,823	61.67	0.00	68.50
19 - 24	1	347,843	0.57	7.63	664	348	12	347,843	66.86	0.00	100.00
25 - 30	4	1,958,882	3.20	7.58	736	352	8	489,721	76.92	44.06	62.66
31 - 36	3	1,405,257	2.30	8.06	651	358	2	468,419	80.96	0.00	54.77
49 - 54	9	1,618,436	2.64	9.03	669	353	7	179,826	85.30	3.01	96.99
55 - 60	44	7,021,254	11.47	7.20	683	356	3	159,574	79.18	1.67	82.91
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

Non Zero Weighted Avg: 31
Count: 76

19. Mortgage Insurance Company

Mortgage Insurance Company	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
None	124	49,240,839	80.47	7.93	668	351	7	397,104	72.45	13.35	81.79
Radian	7	2,125,965	3.47	7.87	680	348	8	303,709	89.24	0.00	100.00
MGIC	19	5,580,428	9.12	8.31	665	352	9	293,707	90.03	15.60	100.00
RMIC	2	944,038	1.54	7.75	643	351	9	472,019	86.87	62.62	100.00
UGRI	1	324,843	0.53	7.88	656	348	12	324,843	95.00	0.00	100.00
Triad	10	2,977,169	4.87	8.99	652	353	6	297,717	92.13	0.00	100.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

20. Mortgage Insurance Percentage

Mortgage Insurance Percentage	Loan Count	UPB	%UPB	GWAC	FICO	WAM	AGE	AVG UPB	AVG LTV	% FULL DOC	% OWNER OCC
<= 0	124	49,240,839	80.47	7.93	668	351	7	397,104	72.45	13.35	81.79
6 - 12	6	2,042,313	3.34	7.79	661	351	9	340,386	84.98	28.94	100.00
13 - 25	18	6,350,953	10.38	8.35	665	351	9	352,831	89.69	13.71	100.00
26 - 30	15	3,559,176	5.82	8.66	658	352	7	237,278	94.43	0.00	100.00
Total:	**163**	**61,193,282**	**100.00**	**8.01**	**667**	**351**	**7**	**375,419**	**75.94**	**13.13**	**85.35**

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Nomura account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in any subsequently distributed Computational Materials and the Offering Documents. The depositor has not prepared, reviewed or participated in the preparation of the Computational Materials. The depositor is not responsible for the accuracy of the Computational Materials, and has not authorized the dissemination of the Computational Materials. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.